YIT Corporation - Interim Report January September 2017

Conference Title:	YIT Corporation - Interim Report January September 2017

Date:	Friday, 27th October 2017

Hanna Jaakkola:  Hyvää huomenta, good morning.  Welcome to YIT’s Q3 results presentation.  Especially, welcome you, who made it through the snowy and slippery weather to Käpylä headquarters, and for you who are watching this online.  We have the traditional agenda today.  So, our president and CEO, Kari Kauniskangas, will present the first part of the results and then Esa Neuvonen will go through the financials.  The material we are presenting here can be found online at YIT Group’s webpages under Investors, and there is also a conference call, you can ask questions after the presentations, and there is also this chat function in the webcast system, so you can post questions there as well and I will ask them to the gentlemen after the presentation.

So, I have here with me our President and CEO, Kari Kauniskangas, CFO Esa Neuvonen, Antti Inkilä, Head of Housing Finland and CEE, and Timo Lehmus responsible for Business Premises and Infrastructure.  Without further ado, Kari the stage is yours.

Kari Kauniskangas:  Good morning, on my behalf.  During the third quarter, our adjusted operating profit increased 27% year-on-year and the profitability was almost 6%, which shows a good development in our operations and improving performance.  Revenue during the first nine months of the year was 7% higher than a year ago, but revenue in last quarter Q3 was a slight disappointment, mainly due to big revenue recognition in our Housing Russia, even the sales in pieces increased in Russia.  The outlook is bright and we are expecting very strong last quarter in terms of both adjusted operating profit and revenue due to several reasons which are known.

In Q3, the profit improvement was mainly due to strong consumer sales in Housing Finland and CEE.  In Russia, the revenue declined clearly, even the sales in units increased more than 30%.  In Business Premises and Infra, the profitability was above 5% level being already on a good level.  We had success in tender-based market and several new projects were booked in order backlog.  The merger of YIT and Lemminkäinen has been proceeding according to plans during the quarter.  We had in both companies, extraordinary general meetings which accepted that the merger and the preparations are doing quite well – proceeding quite well.  The Competition Authority’s process continues.

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YIT Corporation - Interim Report January September 2017

So I said, during the quarter, we had those EGMs, positive decisions in both companies.  One company, PEAB AB, voted against the merger in Lemminkäinen’s extraordinary general meeting but during the quarter they sold their shares to new owner Onvest Sijoitus which is from our point of view important because the negative effect to gearing was avoided if it should have bought the shares with the cash.

Competition Authority process proceeds.  We have got all the acceptance in other countries, except in Finland where the authorities have announced to use the four months period that the legislation gives them during the autumn. So, we are expecting the final decisions at the end of December.

The revenue during the first nine months has increased 7%, but as you can see from the graphics in the last quarter it was in a lower level than a year ago.  The difference is mainly due to Housing Russia.  The profitability is almost 6% as I said, which is already going to good direction.  Backlog of order is still on a record high level, even if it was slightly lower than at the end of June.

The profitability has improved in all segments compared to last year.  From the EBIT bridge, you can see that the main increase from the last year results came from Housing Finland and CEE.  The sales mix change towards the consumer sales is seen in profitability, and also the volume is growing.  In quarter, the volume growth was 10%.  In Housing Russia, profitability was slightly better than a year ago, but revenue declined quite heavily.  In Business Premises and Infra, the operating profit was on a good level.

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YIT Corporation - Interim Report January September 2017

Ten segments, Housing Finland and CEE.  The overall environment in Finland has continued on a good level, consumer confidence is in an extremely high level, consumers are buying apartments already at the beginning of the construction works, during the construction, which is a clear improvement during the last three years’ behaviour.  The price level is slightly increasing, also in regional cities in Finland.

The demand for larger apartment continue to improve in addition to those affordable apartments, the reason of course is that, when people and families are buying apartments for their own use, they probably look a little bit different functionalities than if they are buying apartments for investment purposes.  In CEE countries, the market environment has stayed on a good level.  The consumer confidence is strong as it has been already few years.  Price level is slightly increasing and the situation especially in Czech Republic and Slovakia is very good.

The revenue growth during the first nine months in this segment has been 21% and, also, in Q3 it was around 10%.  Backlog of order is on a high level and we are continuously changing the business mix towards the consumer sales.  The adjusted operating for the Q3 increased 36% and, actually, the adjusted operating profit for the first nine months has also increased 36%.

The return on capital employed was almost 18% and the growth is now driven by improvement in operating profit and profitability.  The bottom of the invested capital and capital employed in this segment was at Q2 this year.  Now, the growing volumes are a bit – tying more capital than earlier.  But overall performance of this segment is in good level.  The profitability was almost 10% – 9.5%, to be more exact.

Housing sales for consumers continued on a good level, it was a bit better than in Q2.  In October, the sales has been also on a good level, around 160 units is our estimation, even there are still a few days left of this month.  It’s a bit lower than a year ago, but at the same time we have to remember that last year October was extremely high level due to several Smartti projects start-ups where we had a huge amount of reservations, pre-reservations.

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YIT Corporation - Interim Report January September 2017

The share of consumer sales was quite high, the amount of investor sales was lower than it has been in the past.  It’s quite a normal situation when we consider that we are continuously changing the business mix towards the consumer sales, we have limited amount of site resources and we try to use them as much as possible for consumer projects.

In CEE, the sales growth, of course, was huge.  We sold two projects to Vicus – YCA housing fund I in CEE area, and also the consumer sales was a bit better than a year ago at the same time.  Number of start-ups in this division has been quite high level.  During the first nine months, we have almost started as many apartments as last year overall, so we are expecting that the growth in this segment, in this business area or division, continues.  In October, we’re estimating that the sales is around 100 units, which is around the same level than a year ago.  Number of unsold completed apartments of this segment is on a very low level, and overall production volumes are continuously growing.  The amount of – the sales rate of apartments in the ongoing production is on a high level, being around 60%, which is 10% to 15% more than it has been normally in the history.

Then in Housing Russia, if you look the market environment, it looks like the bottom of the economic cycle has been passed at the beginning of this year. The macro outlook is a bit positive, GDP expectations are more than 1% for this year.  Some indicators, like car sales, retail sales, has turned to positive during the first half of the year, and continued on a positive level.  At the same time, we have to remember that the consumer purchasing power is on a low level and it’s not still improving a lot during the – or at the moment.  Steering interest rate of the Russian Federal Bank has declined.  It is now around 8.5, and our clients are getting mortgages with around 9.5% to 10% level, which of course is clearly lower than it was at beginning of this year.  At the same time, inflation is around 3.3%, so the difference to the steering rate is quite high.

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YIT Corporation - Interim Report January September 2017

So overall, it looks like there has been a slight improvement in the demand of economy class apartments but demand for comfort class, business class and elite class apartments are still on a very low level, even declining compared to last year, and those segments are for us quite important in terms of revenue and profit recognition.

We changed the order of the slides to show that the sales in pieces really increased 39% compared to previous quarter, and it was only few percent less than year ago at the same time.  So, from that point of view the situation is positive.  At the same time, the sales – the increase of sales is coming from Moscow Oblast area, and on those smaller cities in Russian regions, and the average prise of apartments in that area is clearly lower than in St Petersburg, where the sales has been still on a very low level.  And during the quarter the average price of apartments was around 30% lower than it has been usually, and that explains also the decline in the revenue in Russia.

In October, sales for consumers was around or will be around 250 units, it’s a bit less than a year ago but, again, clearly higher level than it, the sales level was at the beginning of this year.  So, it indicates that a small improvement has happened, but for us it’s important that the demand and sales in business class and comfort class also will increase during the coming months and quarters, so improving results from that segment.  We’re working quite hard to improve the situation.

So, the revenue decline in Housing Russia 32% in euro – in euro terms, and 34% in comparable exchange rates.  The decline as said is coming mainly from St.  Petersburg where the sales stayed on a very low level.  Total backlog is around the same level than at the end of June.

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YIT Corporation - Interim Report January September 2017

Operating profit was positive.  It’s still weak, we’re not satisfied, but anyway even that revenue recognition was on a low level we were able to make a positive profit, which is based on the higher gross margin levels of the projects than we had a year ago at the same time.

Revenue – sorry, return on capital employed came on the positive side, mainly due to the reason that a year ago we had this €27 million, write-off or write-down in asset values.  Unfortunately, the cash flow in Russia was a bit negative, the reason mainly can be seen in this picture, the amount of unsold completed apartments in Russia increased to a level of more than 800 units.  It’s focused on few sides in Moscow region and it’s connected a bit those challenges we had during last few years with the permitting processes with authorities.

Good thing is that in Moscow oblast the sales is on an improving trend and all those three areas are selling quite well, but it will still take some time before the extra amount unsold completed apartments in those sites will be sold.  The value of those unsold completed apartments in our backlog – in our balance sheet is around €55 million.

The amount of clients, real clients, apartments, that we are serving in YIT Service is almost 39,000 including apartments, business premises and parking facilities.  Then Business Premise and Infra: the overall market environment has stayed on a good level.  During this autumn, there are some bigger project in tender. We got positive news a few days ago, I’ll come back later on that.

Overall, we’re expecting that the construction volumes in this business will stay on a good level.  Even the average size of projects in Business Premises’ tender-based market is expected to be smaller next year than it has been in this year.  Revenue declined 10% compared to last year, but at the same time it’s good to remember that last year we had a huge leap in revenues from €600 million to €800 million and the expectation for this year according to our guidance was that we’re expecting to keep the same volumes this year than what we reached last year, and so far we have been able to keep on that target.  Overall during first nine months the revenue has been only 3% less than last year and we are expecting very strong last quarter in this segment.

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YIT Corporation - Interim Report January September 2017

The profitability increased, and it’s now 5.3; it’s already on a range of good results due to Tripla project that we still have opportunities to improve in that area.  Overall, operating profit increased 20% compared to last, last year.  The capital employed has increased, and it’s mainly connected to Tripla projects, where we are still investing our share of this Mall of Tripla joint venture and that investment should be completed by end of Q1 next year, and after that we start to utilise those credit facilities that we have agreed with European Investment Bank, Nordic investment bank, Handelsbanken and Danske.  Those are not in YIT’s balance sheet.

The return on capital employed is still above the 15%, which is our strategic target level.  I’m expecting that figure to improve in last quarter due to strong performance expectation that we have.  Also, we agreed or actually we sold the Kasarmikatu 21 project in August.  And the closing is expected to happen in December, this year.  That will have a strong positive impact to the operating profit and the profitability of this segment during the last quarter.

As said, Tripla hotel started – Mall of Tripla letting is proceeding quite well already 57% of the premises has been rented even we still have two years’ time before the grand opening, so we are ahead of our schedule.  We were successful in several tenders during the quarter, there are almost €200 million new projects added to our backlog of orders in this segment.  And also, well just few days ago we got an information that the consortium of YIT and VR Track was proposed as an alliance partner to execute this Raide Jokeri, the light railway or tram in Helsinki and Espoo.  The project estimated value is around €230 million within coming four years.  There will be first development period which will take around one year, and the construction is planned to start at the beginning of, or at the end of, next year.

We have also some other succeedings – there’s for instance a competition on those Helsinki high-rise area, where YIT continues to the next stage of the competition as well as in Jyväskylä Hippos area.

Then Esa will continue with the financial position and key ratios.

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YIT Corporation - Interim Report January September 2017

Esa Neuvonen:  Good morning also on my behalf.  I’ll start on the finances.  Development on invested capital, the level increased due to the increasing volumes in housing, and still continued investments in the Tripla Mall.  Capital release in Russia is still on – in the early phase, key element on achieving the targeted level is sales.  It’s good to notice that if our sales this year would have been on the same level as 2016, we almost would have reached the targeted level.

A clear improvement in return on investment driven by the profitability improvement in all of the segments, and also by the fact that when the write down which we made on the Russian assets third quarter last year, it’s not burdening anymore the rolling 12 months’ average.

Cash flow in Q3, slightly soft, mainly due to Russian operations, but it’s good to notice that cash flows this year are on the level of minus €6 million, so fairly close to our long-term target to produce positive cash flows after the dividend pay‑out, and the target still remains in place.

Net debt above our targeted level following the weak cash flow from the third quarter.  Loan maturity profile is very good, the loans maturing this year already have been financed, loans maturing on 2018 and 2019 are on a very low level, and it is good to notice that some loans that are maturing on 2020 they have extension option so, most probably, we will further distribute the maturities in 2021.

Our plot in balance sheet, fairly same picture as it was in the end of the second quarter, majority of the plots they are in Housing Finland, and CEE and in Finland the majority is in the Helsinki region.

From the building rights point of view, a very good plot reserve to support our future growth, 5.3 million square meters all-in-all in Finland, a very good structure from the capital efficiency point of view, 70% of the assets they’re either through rental structure or through pre‑agreements.

Financial key ratios, gearing is on the unsatisfactory level at the moment due to soft cashflow on the third quarter.  Both gearing and our net debt level we see clearly them developing towards the year-end, and when looking the gearing trend, this will not be considered as a continuous trend, rather a temporary situation, which we see improving towards the year-end.

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YIT Corporation - Interim Report January September 2017

Net debt to EBITDA, very good development coming from 12 to the current level of 6 driven by the good profitability development in all segments.

To summarise the quarter, generally a good quarter, profitability improving in all of the segments.  Gearing and net debt not meeting our target levels but, as mentioned, we see a clear improvement towards the year end and also I’d like to again repeat the message that financial expenses, they have been clearly on a lower level this year than last year, and we see that development going forward this year as well.

This is my part, and then I’ll hand it back to Kari to continue on the presentation.

Kari Kauniskangas:  So the market outlook, no big changes in this slide.  The overall market environment in Finland is expected to stay on a very good level supporting the improvement of the business and the profitability.

In Russia, as said, the macro point of view that the worst is behind, but from our point of view the improvement in demand in comfort and business classes still not seen, so we are working hard to now still continue to adjustments in our operations to adjust ourselves this prolonged weak market environment.

In CEE, the situation is on the good level, we expect that to continue also in coming quarters.  I’m satisfied with the profitability development in our operations in Finland and in CEE countries overall.  In Russia we are, as said, working hard to further adjust our operations to this prolonged weak market environment.  And as said at the beginning of the presentation, the outlook is bright especially in Housing Finland and CEE and Business Premises and Infra segments, and we’re expecting very strong last quarter in terms of both adjusted operating profit and revenue.

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YIT Corporation - Interim Report January September 2017

And the guidance for this year is unchanged, the revenue is estimated to grow by 5% to 12% and the adjusted operating profit estimated to be in the range of 105 to 115 and I think that’s all this time.

So now if there are any questions please?  If there is no questions in Käpylä, we can hear questions online.

Operator:  Thank you.  If you would like to ask a question, please signal by pressing star one on your telephone keypad.  If you are using a speaker phone, please make sure your mute function is turned off to allow your signal to reach our equipment.  Again, please press star one to ask a question.

Our first question comes from the line of Anssi Kiviniemi from SEB.  Your line is open, please go ahead.

Anssi Kiviniemi:  Hi, it’s Anssi.  Thanks for the opportunity.  I have two questions.  First of all, my first question relates to Finland, and just looking and thinking about the start-ups and sold units in Q4, that were perhaps slightly lower than I were expecting.  So, could you open up a little bit why the numbers are the way they are? Is this intentional, is this a new trend, is this a timing issue, or is this something else? Thanks.

Kari Kauniskangas:  You mean, those number of sales to investors in Q3?

Anssi Kiviniemi:  Yes, mainly those – mainly those, it was heavily consumer focused, and the aggregate sold units were perhaps a tad below my expectation, so could you open that up a little bit?

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YIT Corporation - Interim Report January September 2017

Kari Kauniskangas:  Consumer sales in our mind was on a very good level.  It was, I think, 60% more than a year ago at the same time.  The number of sold projects to investors was on a very small level.  Of course, we are making a shift from the investor sales towards the consumer sales so we try to start as many consumer projects as possible.  As you’ve noticed, the amount of production volumes still continues to grow so we don’t have free or available resources, all are in use, and partly it was a timing topic.  We are still planning to make agreements with the investors on selling the whole buildings also in the future.  Now, in Q3, there was only one project sold to investor.  So it’s a timing issue partly, but also I aim to improve the sales mix because of the good market environment in consumer side.

Anssi Kiviniemi:  Great, thanks for that.  And my second question relates to Russia.  And just looking at the increase in unsold completed apartments, what is the risk of you clearing out the inventory and releasing capital?  That has been in your focus Russia lately and you have targets for it, and thus taking a hit through P&L.  So, my question is, what is the risk of we seeing losses in the coming quarters?

I think you have highlighted that this is very much related to St. Petersburg, so could you open up your thoughts and market situation a little bit more on that side?

Kari Kauniskangas:  First of all, those number of unsold completed apartments are not located in St.  Petersburg.  Those are in Moscow region, in three sites.  In other areas, other cities also in St.  Petersburg that otherwise the number of unsold completed apartments is on a normal level.

This Moscow region area has been challenging for us in permitting point of view during last few years, and partly in those projects we have taken actions due to reasons to avoid challenges with the permitting, so we’ve had a bit faster construction speed than from a market point of view could be reasonable, and also we have had some periods where we’ve not been able to sell apartments in those projects.  But at the moment all those projects are selling, but it will take some time to decline the amount of those apartments.

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YIT Corporation - Interim Report January September 2017

In St.  Petersburg, main part of our apartments are in comfort and business classes, where the demand has stayed on a weak level.  We’re selling but not as fast as we would like to have.  And then, cash releasing operations in Russia so we have a target to release 6 billion rubles by the end of next year, and that’s still the relevant target.  As Esa said, during this year the sales has been weaker than we expected at the beginning of the year, and if the sales would have continued on the same level than it was last year, more than half of the target would have been already reached.

And anyway, we’re not planning to keep those apartments in our balance sheet for long so we’re selling those.  And target of course is that we sell all the apartments that we have now in the backlog of completed apartments by end of next year.

Anssi Kiviniemi:  Thanks.  Continuing a little bit, as you’re intending to sell those, how is the market? Can you still sell those apartments with profits, or how should we think about the situation?

Kari Kauniskangas:  Yes, we’re selling with the profit; we don’t have negative gross margins in any project in Russia at the moment.

Anssi Kiviniemi:  Great, that was loud and clear, thank you.

Operator:  A quick reminder everyone, it is star one to queue up for a question.  We will now move onto our next question from the line Robin Nyberg with Carnegie.  Your line is open, please go ahead.

Robin Nyberg:  Hello, it’s Robin Nyberg from Carnegie.  Anssi already asked a couple of questions that I had.  But starting with the group backlog development, what could we assume for the next couple of quarters?  Can we assume that the backlog should be at least stable or somewhat increasing in the next couple of quarters given that you have quite good pipeline of potential projects and the outlook is good?

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YIT Corporation - Interim Report January September 2017

Kari Kauniskangas:  We’re not estimating the backlog development in the coming quarters.  But I repeat that the current level of backlog is extremely high level.  So just an example, in Tripla we are continuously putting more and more supervisors to that project and that production volumes are growing and we’re going towards the period when the frame is ready and we need more resources to make this interior works.  And we are recognising only 60% of the revenue of that project.  There is continuously more production ongoing that we can report at the moment, tying also our resources.  There are limited amount of resources also, also that we have in our hands.

Robin Nyberg:  Okay, thanks.  Then going to CEE, they have a quite good increase in the number of start-ups in the third quarter.  What can we expect the development to be, let’s say, in the next couple of quarters?

Kari Kauniskangas:  This year overall, CEE housing has taken a huge leap in terms of revenue, and also in recognised operating profit.  My expectation is that we can’t see similar kind of leap next year, but we are targeting to grow, and we’re expecting a good operating margin also in that operations to continue.

Robin Nyberg:  And then last question, continuing with Anssi’s question about the unsold completed apartments in Russia, could you give us some indication as to what, when do you expect to get the figures to decline because it was very high compared to historical numbers?

Kari Kauniskangas:  That’s true that the figure as such is high, but at the same time it’s €55 million around, so it’s a limited amount of capital still.  Also, in that area we’re not guiding.  Of course, we are doing continuous work to decline the amount, but at the same time there are still projects that are going to complete during the coming quarters, and the amount of development of those unsold completed apartments is the combination of sales in ongoing projects, and also sales of unsold completed projects.  I just repeat that we’re selling all the projects at the moment so there is none project where the sales in not proceeding at all.

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YIT Corporation - Interim Report January September 2017

Robin Nyberg:  Thank you.

Operator:  Just a reminder everyone, it is star one to queue up for a question.  We will now pause for a moment to assemble a queue.

Kari Kauniskangas:  If there are no more questions online, then Hanna has some questions.

Hanna Jaakkola:  Yes, I’ve two questions coming from the chat function.  The other one was already asked exactly the same words, it was about the CEE start-ups and you answered that already.  But then we have another question about any update on plot sales in Russia?

Kari Kauniskangas:  As I said, when the plan is to release 6 billion Russian rubles the main part of that is coming from selling the apartments, mainly those unsold completed apartments by end of next year, and not to get that the new projects bring more apartments to that backlog.

And then secondly, yes, we’re selling and planning to sell part of the plot portfolio of this long-term areas.  We have active negotiations ongoing, but we will know only when we have signed the contract and get the first payment and, for sure, we will inform when we have more information on that area.

And if there are no more questions, thank you, and I wish you –

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YIT Corporation - Interim Report January September 2017

Hanna Jaakkola:  I received another one here, sorry, just a last one.  It goes like this: may you explain if the increase in projects in Russia in Q3 is just a seasonal effect, or if it is related to uptick in sentiment on market conditions in mid/long term, for example central bank rates decrease?

Kari Kauniskangas:  If you mean number of started projects – so actually we started three projects.  The amount of apartments in one project is on average 250 units, so it’s three times 250 units.  And the plan has been that we keep at least a critical production volume in all cities so that we’re able to make a positive cash flow and positive operating profit also in the challenging times.  So, there is no connection to expectations to improving market environment.

Hanna Jaakkola:  Okay, no further questions here.

Kari Kauniskangas:  Thank you, and thank you for hearing in Käpylä as well.

Disclaimer

Notice to Lemminkäinen Shareholders in the United States

The YIT shares to be issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT and Lemminkäinen are Finnish companies and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

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YIT Corporation - Interim Report January September 2017

It may be difficult for U.S. shareholders of Lemminkäinen to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT and Lemminkäinen are located in non-U.S. jurisdictions, and some or all of YIT’s and Lemminkäinen’s officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders of Lemminkäinen may not be able to sue YIT or Lemminkäinen or their respective officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT or Lemminkäinen to subject themselves to the jurisdiction or judgment of a U.S. court.

Lemminkäinen’s shareholders should be aware that YIT may purchase Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed merger.

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